December 8, 2006

Ms. Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission

VIA FAX:  (202) 772-9202

RE:  Commission File #000-50021

Dear Claire:

The  following  are  answers  to  the  December  12,  2005  SEC  comment letter.

     ITEM #1 - Our history indicates that we cannot make accurate estimates of our future product sales or returns. Thus, we will begin recording our sales on a cash basis as we believe the actual receipt of payment is the most accurate method of reporting our revenue.

     Our critical accounting policies will describe that we record income on a cash basis. In addition, our policies will indicate that we recorded an impairment loss at September 30, 2006 for:

                    Completed  masters
                    Royalty  Advances
                    Prepaid  Production  Costs
                    Inventory

     Future  expenditures  for  the  above  items  will be expensed as incurred.

     ITEM #2 - We wrote-off all prepaid royalties at September 30, 2006 and showed the write-off as an impairment loss on the September 30, 2006 financial statements.

     ITEM #3 - We wrote-off all completed masters at September 30, 2006 and showed the write-off as an impairment loss on the September 30, 2006 financial statements.

     ITEM #4 - We wrote-off all prepaid production costs at September 30, 2006 and showed the write-off as an impairment loss on the September 30, 2006 financial statements.

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     ITEM  #5  -  We  will  expand  our stock based compensation footnote on our
     December  31,  2006  Form  10-KSB.

     ITEM #6 - We wrote-off all completed masters at September 30, 2006 and showed the write-off as an impairment loss on the September 30, 2006 financial statements.

     ITEM #7 - We wrote-off all completed masters at September 30, 2006 and showed the write-off as an impairment loss on the September 30, 2006 financial statements.

     ITEM #8 - The liability of $292,000 to Ken Groove was included in accounts payable.

     ITEM #9 - Per agreement, amended Form 10-KSB or Forms 10-QSB will not be required.

     ITEM #10 - Per agreement, amended Form 10-KSB or Form 10-QSB will not be required.

I  trust  this  answers  all  of  your  comments.

Yours  very  truly,

/s/  Lee  Kasper

Lee  Kasper

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